(G)(1)(ii)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

between

VOYA CREDIT INCOME FUND (formerly, Voya Senior Income Fund)

and

VOYA INVESTMENTS, LLC

Series	Annual Management Fee
(as a percentage of Managed Assets*)

Voya Credit Income Fund	0.80%
(formerly, Voya Senior Income Fund)

*"Managed Assets" shall mean the Fund's average daily gross asset value, minus the sum of the Fund's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares).